June 7, 2010

Via Edgar and Federal Express

Celeste M. Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Registration Statement on Form S-1/A
Filed May 18, 2010
File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 5 on Form S-1/A (“Amendment No. 5”) to the registration statement on Form S-1/A that was originally filed on February 16, 2010, as amended by amendment No. 1 filed on March 30, 2010, amendment No. 2 filed on April 21, 2010, amendment No. 3 filed on May 6, 2010, and amendment no. 4 filed on May 18, 2010 (“Amendment No. 4”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4.

Based upon the Staff’s review of Amendment No. 4, the Commission issued a comment letter dated May 25, 2010.  The following consists of the Company’s response to the Staff’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Risk Factors, page 7

If we lose our reduced VAT tax rate . . ., page 9

1.
Comment:  Please provide additional background regarding the reasons for your receipt of the simplified VAT rate.  For example, explain whether it was a result of any generally applicable government policy, whether it was something specific about your business or products or whether you agreed to any specific conditions in order to receive the reduced rate.  Investors should be able to understand why your company received this special tax treatment in order to better assess the risk that it might be revoked.

Response:  We respectfully note your comment and have revised the disclosure to provide more detailed information regarding the reasons for the Company’s receipt of the simplified VAT rate, including an indication that the favorable tax policy was provided to Company in accordance with the local government’s strategy of “to build a brand lighting production based in Huizhou”.

2.
Comment: Considering management’s belief that the risk of revocation of the reduced VAT rate is remote and in light of the facts set forth in the bullet-points on page 9, it is unclear why investors would be reluctant to participate in the private placement without the indemnification agreement. Please clearly explain why there is a risk that the VAT rate could be revoked and that such revocation would be retroactive. Although we are aware that there may be general uncertainty regarding regulatory conditions in China, please provide specific disclosure addressing why there is uncertainty surrounding this particular issue and why an indemnification agreement was deemed necessary with respect to this particular issue.

Celeste M. Murphy
June 7, 2010

Response:  We respectfully note your comment and have revised the risk factor to include additional clarifying disclosures.  Please note that the Company has indicated that although there is general uncertainty in PRC laws and the implementation thereof, there is particular uncertainty related to the Company’s use of the simplified VAT tax rate of 4% because Huicheng Taxation Bureau, which approved the Company’s use of the simplified rate, only acts as local agent of the national taxation authority, which may revoke and overturn approvals made by the Huicheng Taxation Bureau, and such revocations can be based on broad and numerous bases that the national taxing authorities may pronounce, including disagreement with the local government’s strategy or unsuitable actions in furtherance thereof.  With respect to the indemnification agreement, Ms. Li believed that the investors in the Private Placement, which are primary residents in the United States, would not be familiar with the PRC tax system and wished to provide an additional layer of comfort and protection to the Private Placement investors and future shareholders of the Company, who also may not be familiar with the PRC tax system, and this led to the execution of the indemnification agreement, as a benefit to the Company and its shareholders.

3.
Comment:  We note from bullet-point three that you have no knowledge of similar revocations.  Please explain to the extent practical how common it is for businesses such as yours to receive a simplified VAT rate.  If you are not aware of a significant number other companies receiving similar VAT reductions, please qualify your disclosure accordingly.

Response:  We respectively note your comment and have revised the disclosures to qualify the disclosures accordingly.

As of March 31, 2010, we are a party to a cross-guarantee loan arrangement . . ., page 18

4.	Comment: Please update this disclosure to reflect the expiration or extension of this arrangement. Also revise your Liquidity and Capital Resources disclosure on page 47 in the same manner.

Response:  We respectfully note your comment and have revised the disclosure to reflect the extension of this arrangement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 44

5.
Comment:  Please identify and explain the reasons that your revenues declined in the first quarter of 2010 from the fourth quarter of 2009.  Although we note that your business is seasonal to a certain extent as discussed on page 49, we also note that you did not experience a similar decline in the first quarter of 2009 from the fourth quarter of 2008.

Response:  We respectfully note your comment and have expanded the disclosure to include the reasons for the decline in revenues in the first quarter of 2010 from the fourth quarter of 2009.

6.
Comment:  We note that the increase in income tax provision in the first quarter of 2010 was due to the expiration of preferential tax treatment.  We also note from your disclosure on page 48 that there was an increase in VAT and corporate tax.  Please clearly explain the tax changes that occurred and quantify the impact of the changes.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the reasons for the increase in the tax provision were due to increases in VAT and corporate taxes.  Please note that the expiration of the preferential tax treatment had no impact on the increase in income tax provision in the first quarter of 2010 since the preferential tax treatment expired at the end of 2008.

Celeste M. Murphy
June 7, 2010

Liquidity and Capital Resources, page 47

7.
Comment:  In addition to decreased net income, we note that you attribute the $1.04 million increase in cash used in operations in the first quarter of 2010 to a reduction in inventories and an increase in tax.  Please explain how the reduction in inventories led to increased cash usage in the first quarter of 2010.  In addition, please explain how the tax changes led to increased cash usage beyond their contribution to decreasing net income.

Response:  We respectfully note your comment and have revised the disclosure to clarify that a reduction in inventories and an increse in tax did not have a material effect on our increased cash usage in the first quarter of 2010.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,

/s/  Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Li Xuemei, China Intelligent Lighting and Electronics, Inc.
John Harrington, U.S. Securities and Exchange Commission